Faegre Drinker Biddle & Reath LLP

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Chicago, IL 60606

(312) 569-1000 (Phone)

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www.faegredrinker.com

September 25, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan F. Miller

Re:	RiverNorth Funds (the “Trust”) (File Nos. 333-136185; 811-21934)

Dear Ms. Miller:

The following responds to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided by telephone on August 19, 2024, relating to the Fund’s September 30, 2023 annual report filed with the Securities and Exchange Commission on Form N-CSR on November 20, 2023 (the “Annual Report”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: According to the notes on the financial statements, the RiverNorth/Oaktree High Income Fund (the “High Income Fund”) has certain commitments and contingencies. However, the balance sheet did not have a line item that references the notes to the financial statements. Please update going forward in accordance with Regulation S-X 6-04.15.

Response: The Registrant confirms that it will, going forward, include the requested information when applicable.

2.	Comment: With respect to the RiverNorth/DoubleLine Strategic Income Fund (the “Strategic Income Fund”) and the High Income Fund, please confirm in correspondence if the funds have any unfunded commitments at period end.

Response: The Registrant confirms that it does not have any unfunded commitments for the period ended September 30, 2023.

3.	Comment: With respect to the Strategic Income Fund, please explain how the Schedule of Investments is prepared in accordance with Regulation S-X 12-12 footnote 2 which requires categorization by type of investment and related industry, country or geographic location.

Response: The Registrant acknowledges the Staff’s comment and notes that the Schedule of Investments was categorized by the type of investment as required by footnote 2 of Regulation S-X 12-12. In future reports, the Registrant will also categorize the Schedule of Investments by related industry, country or geographic region of the investment, as applicable.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams